UNITED STATES
        SECURITIES AND EXCHANGE COMMISSION
               Washington, DC 20549


                   SCHEDULE 13G

     Under the Securities Exchange Act of 1934

                (Amendment No.  2)


                JAKKS Pacific, Inc.
________________________________________________________________________
                 (Name of Issuer)

                   Common Stock
________________________________________________________________________
          (Title of Class of Securities)

                     47012E106
            __________________________
                  (CUSIP Number)

                        13G
CUSIP No.  47012E106
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1.   NAME OF REPORTING PERSON           S.S. OR I.R.S. IDENTIFICATION NO.
     Renaissance Capital Growth & Income Fund III, Inc.    75-2533518

_________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)
_________________________________________________________________________
3.   SEC USE ONLY
_________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Texas
_________________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
_________________________________________________________________________
5.   SOLE VOTING POWER
     596,065 shares
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6.   SHARED VOTING POWER
     None
_________________________________________________________________________
7.   SOLE DISPOSITIVE POWER
     596,065 shares
_________________________________________________________________________
8.   SHARED DISPOSITIVE POWER
     None
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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     596,065 shares
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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
     Not applicable
_________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     8.45%
_________________________________________________________________________
12.  TYPE OF REPORTING PERSON
     IV
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ITEM 1.
     (a), (b)  JAKKS Pacific, Inc.                            ("Company")
               22761 Pacific Coast Hwy.
               Malibu, CA 90265

ITEM 2.

     (a)   Name of Person Filing
           Renaissance Capital Growth & Income Fund III, Inc.   ("Filer")

     (b) Address of principal Business Office or, if none, Residence 8080 N. Central Expressway, Suite 210, LB 59
           Dallas, TX 75206-1857

     (c)   Citizenship
           Texas

     (d)   Title of Class of Securities
           Common Stock

     (e)   CUSIP Number
           75966V105

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a) ______     Broker or Dealer registered under Section 15 of the Act

     (b) ______     Bank as defined in section 3(a)(6) of the Act

     (c) ______     Insurance Company as defined in section 3(a)(19) of the Act

     (d)    X       Investment Company registered under section 8 of the
         ______     Investment Company Act

     (e) ______     Investment Adviser registered under section 203 of the
                    Investment Advisers Act of 1940

     (f) ______     Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of
                    1974 or Endowment Fund; see section 240.13d-1(b)(1)(ii)(F)

     (g) ______     Parent Holding Company, in accordance with section
                    240.13d-1(b)(ii)(G)(Note: See Item 7)

     (h) ______     Group, in accordance with section 240.13d-1(b)(1)(ii)(H)

ITEM 4.  Ownership.

     (a)  Amount Beneficially Owned:

          On April 8, 1999, Renaissance Capital Growth and Income Fund III, Inc.
          converted a portion of its   $3,000,000 9% Convertible Debenture, due
          December 1, 2003 into 260,870 shares of common stock, all of which were sold between April 9-14, 1999. $1,500,000 of its 9% Convertible Debenture due December 1, 2003, convertible into common stock at $5.75 per share remains outstanding. Additionally, the Fund has $3,000,000 invested in Series A 7% Cumulative Convertible Preferred Stock, convertible into common stock at $8.95 per share. Thus the Filer owns 596,065 shares of the Company's common stock on a fully converted basis.

     (b)  Percent of Class
          8.45%

     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:   596,065 shares
         (ii)  shared power to vote or to direct the vote:   None
        (iii)  sole power to dispose or to direct the disposition of:
               596,065 shares
         (iv)  shared power to dispose or to direct the disposition of:   None

ITEM 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     Not applicable.

ITEM 8.  Identification and Classification of Members of the Group.

     Not applicable.

ITEM 9.  Notice of Dissolution of Group.

     Not applicable.

ITEM 10. Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                            SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: April 20, 1999                       /S/
                         __________________________________________________
                                        Signature
                         Russell Cleveland, President & CEO
                         Renaissance Capital Growth & Income Fund III, Inc.
                         __________________________________________________
                                        Name and Title